Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934


For the month of   June 2004
Commission File Number: 0-49984


                           MITEL NETWORKS CORPORATION
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                 (Translation of registrant's name into English)

                350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                                  Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.



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      Attached hereto as Exhibit 99.1 and  incorporated  by reference  herein is the Registrant's proxy statement, sent to the Registrant's shareholders on or about June 21, 2004.

      Attached hereto as Exhibit 99.2 and incorporated by reference herein is the Registrant's proxy card, sent to the Registrant's shareholders together with the proxy statement attached as Exhibit 99.1.

      Attached hereto as Exhibit 99.3 and incorporated by reference herein is the letter sent to the Registrant's shareholders together with the proxy statement and proxy card attached as Exhibits 99.1 and 99.2.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MITEL NETWORKS CORPORATION



Date:   June 21, 2004              By:     /s/ Steven Spooner
                                       ----------------------------------------
                                       Name:   Steven Spooner
                                       Title:  Vice-President Finance and Chief
                                               Financial Officer